RICHARD WALKER, P. Geo.

1616 - 7th Avenue South
Cranbrook, BC
Canada V1C 5V4

(250) 489-8908

To: United States Securities and Exchange Commission

I, Richard Walker, Professional Geologist, do hereby consent to being named in the Offering Circular, included as Part II of the Regulation A Form 1-A Offering Statement filed by CMX Gold & Silver Corp. with the United States Securities and Exchange Commission, as having prepared part of the disclosure on the Clayton Property, and as having reviewed certain technical information.

I hereby consent to the inclusion of my name as an expert in the Regulation Form 1-A Offering Statement filed by CMX Gold & Silver Corp. with your office.

Dated: October 19, 2015



RICHARD WALKER